SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 4)

PC CONNECTION, INC.

(Name of Issuer)

Common Stock par value $.01 per share

(Title of Class of Securities)

69318J100

(CUSIP Number)

Patricia Gallup

The Estate of David McLellan Hall

1998 PC Connection Voting Trust

PC Connection, Inc.

Rt. 101A, 730 Milford Road

Merrimack, New Hampshire 03054

(603) 683-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 14, 2020

(Date of Event, Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of reporting persons Patricia Gallup I.R.S. Identification for Nos. of Above Persons
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds PF
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7)	Sole voting power 7,574,462
	8)	Shared voting power 7,160,095
	9)	Sole dispositive power 7,574,462
	10)	Shared dispositive power 7,160,095
11	Aggregate amount beneficially owned by each reporting person 14,734,557
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 56.3%(1)
14	Type of reporting person IN

(1)

Based upon 26,191,723 shares of PC Connection, Inc. (the “Issuer”) common stock, par value $.01 per share (“Common Stock”) outstanding on July 30, 2021 as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 5, 2021.

1	Names of reporting persons

The Estate of David McLellan Hall (as successor in interest to David Hall) I.R.S. Identification for Nos. of Above Persons
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds OO(1)
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7)	Sole voting power 0
	8)	Shared voting power 7,144,962
	9)	Sole dispositive power 0
	10)	Shared dispositive power 7,144,962
11	Aggregate amount beneficially owned by each reporting person 7,144,962
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 27.3%(2)
14	Type of reporting person OO(1)

(1)

David Hall passed away on November 14, 2020. Upon Mr. Hall’s passing, all of his assets were transferred to an estate being administered by the State of New Hampshire. Patricia Gallup is the executor of the Estate of David McLellan Hall.

(2)	Based upon 26,191,723 shares the Issuer’s common stock outstanding on July 30, 2021 as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 5, 2021.

1	Names of reporting persons 1998 PC Connection Voting Trust I.R.S. Identification for Nos. of Above Persons
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds OO(1)
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7)	Sole voting power 0
	8)	Shared voting power 0
	9)	Sole dispositive power 0
	10)	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0%(2)
14	Type of reporting person OO(1)

(1)

In connection with the Issuer’s initial public offering in March 1998, Patricia Gallup and David Hall placed substantially all of the shares of Common Stock that they beneficially owned immediately prior to the public offering into the 1998 PC Connection Voting Trust (the “Voting Trust”) in exchange for Voting Trust Receipts representing each share of Common Stock contributed to the Voting Trust. Mr. Hall passed away on November 14, 2020. Upon Mr. Hall’s passing the shares of Common Stock directly and beneficially owned by him were transferred to the Estate and Ms. Gallup became the sole remaining trustee of the Voting Trust. As sole remaining trustee, Ms. Gallup had the authority to administer the Voting Trust and vote all of the shares held of record by the Voting Trust. On September 10, 2021, Ms. Gallup, as the sole remaining trustee of the Voting

Trust, directed the Voting Trust be liquidated and the shares held of record by the Voting Trust be transferred to Ms. Gallup and the Estate of David McLellan Hall as the holders of all of the outstanding Voting Trust Receipts, which was completed on September 21, 2021.

(2)	Based upon 26,191,723 shares the Issuer’s common stock outstanding on July 30, 2021 as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 5, 2021.

This Amendment No. 4 (“Amendment No. 4”) amends the statement on Schedule 13D initially filed by the 1998 PC Connection Voting Trust (the “Voting Trust”), David Hall and Patricia Gallup on April 23, 2004 (the “Original Schedule 13D”), as amended and supplemented by Amendment No. 1 to the Original Schedule 13D, filed on February 12, 2013, as amended and supplemented by Amendment No. 2 to the Original Schedule 13D, filed on January 31, 2014 and as amended and supplemented by Amendment No. 3 to the Original Schedule 13D, filed on May 27, 2014 (as amended and supplemented, the “Schedule 13D”) relating to shares of common stock, par value $0.01 per share (the “Common Stock”), of PC Connection, Inc., a Delaware corporation (the “Issuer”). Except as otherwise set forth herein, this Amendment No. 4 does not modify any of the information previously reported by the Reporting Parties in the Schedule 13D.

Item 1. Security and Issuer.

Item 1 is amended and restated in its entirety as follows:

The securities to which this Schedule 13D relates are shares of common stock, par value $0.01 per share (“Common Stock”), of the Issuer. The Issuer’s principal executive offices are at 730 Milford Road Merrimack, New Hampshire 03054.

Item 2. Identity and Background.

Item 2 is amended and restated in its entirety as follows:

This Schedule 13D is filed on behalf of

i.	The Estate of David McLellan Hall as successor in interest to David Hall (the “Estate”), an estate being administered by the State of New Hampshire, with respect to the Common Stock directly owned by it;

ii.	Patricia Gallup, a United States citizen, the executor of the Estate and Chair of the board of directors and Chief Administrative Officer of the Issuer, with respect to the Common Stock directly and beneficially owned by her; and

iii.	The Voting Trust, a voting trust formed under the laws of the State of Delaware and governed by that certain 1998 PC Connection Voting Trust Agreement dated as of March 2, 1998 by and among Patricia Gallup, the Estate as successor in interest to David Hall, and the Issuer, with respect to the Common Stock previously owned by it.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons files this Schedule 13D jointly. The Reporting Persons are filing this Statement jointly, as they may be considered a “group” under Section 13(d)(3) of the Act.

A.	The address of the principal office of the Estate is P.O. Box 256, Keene, New Hampshire 03431.

B.	The address of the principal office of the Voting Trust and Patricia Gallup is 730 Milford Road, Merrimack, New Hampshire 03054.

C.	The principal business of the Estate is the administration and liquidation of the affairs of David McLellan Hall as decedent.

D.	The principal occupation of Patricia Gallup is serving as the Chief Administrative Officer and Chairman of the board of directors of the Issuer.

E.	The principal business of the Voting Trust was holding and voting the shares of Common Stock beneficially owned by the Estate and Ms. Gallup.

F.	During the past five years, none of the Reporting Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is amended and restated in its entirety as follows:

At the founding of the Issuer, Patricia Gallup and David Hall acquired shares of Common Stock using nominal personal funds. In connection with the Issuer’s initial public offering in March 1998, Ms. Gallup and Mr. Hall placed substantially all of the shares of Common Stock that they beneficially owned immediately prior to the public offering into the Voting Trust in exchange for voting trust receipts representing each share of Common Stock contributed to the Voting Trust. Mr. Hall passed away on November 14, 2020. Upon Mr. Hall’s passing the shares of Common Stock directly and beneficially owned by him were transferred to the Estate and Ms. Gallup became the sole remaining trustee of the Voting Trust. As sole remaining trustee, Ms. Gallup had the authority to administer the Voting Trust and vote all of the shares held of record by the Voting Trust. On September 10, 2021, Ms. Gallup, as the sole remaining trustee of the Voting Trust, directed the Voting Trust be liquidated and the shares held of record by the Voting Trust be transferred to Ms. Gallup and the Estate as the holders of all of the outstanding Voting Trust Receipts, which was completed on September 21, 2021.

The aggregate cost basis of the 7,574,462 shares of Common Stock acquired and held of record by Ms. Gallup is approximately $455,045. The aggregate cost basis of the 7,144,962 shares of Common Stock held of record by the Estate is approximately $1,176,753, following a step up in basis upon Mr. Hall’s passing.

Between May 16, 2014 and September 21, 2021 Ms. Gallup acquired 16,000 shares of Common Stock pursuant to restricted stock awards under the Issuer’s Amended and Restated 1997 Stock Incentive Plan and the Issuer’s Amended and Restated 2007 Stock Incentive Plan. Between May 16, 2014 and November 14, 2020, Mr. Hall, prior to his passing, acquired 15,500 shares of Common Stock pursuant to restricted stock awards under the Issuer’s Amended and Restated 1997 Stock Incentive Plan and the Issuer’s Amended and Restated 2007 Stock Incentive Plan.

Ms. Gallup, as the executor of the Estate and by virtue of her spouse’s holdings, may be deemed to be the beneficial owner of (i) the 7,144,962 shares of Common Stock held of record by the Estate and (ii) the 15,133 shares of Common Stock held of record by her spouse.

Item 4. Purpose of Transaction.

The Reporting Persons hold a substantial position in the Issuer, which was primarily acquired by Ms. Gallup and Mr. Hall at the founding of the Issuer. In connection with the Issuer’s initial public offering in March 1998, Ms. Gallup and Mr. Hall placed substantially all of the shares of Common Stock that they beneficially owned immediately prior to the public offering into the Voting Trust in exchange for voting trust receipts representing each share of Common Stock contributed to the Voting Trust. Mr. Hall passed away on November 14, 2020. Upon Mr. Hall’s passing the shares of Common Stock directly and beneficially owned by him were transferred to the Estate and Ms. Gallup became the sole remaining trustee of the Voting Trust. As sole remaining trustee, Ms. Gallup had the authority to administer the Voting Trust and vote all of the shares held of record by the Voting Trust. On September 10, 2021, Ms. Gallup, as the sole remaining trustee of the Voting Trust, directed the Voting Trust be liquidated and the shares held of record by the Voting Trust be transferred to Ms. Gallup and the Estate as the holders of all of the outstanding Voting Trust Receipts, which was completed on September 21, 2021.

On September 16, 2021, Ms. Gallup entered into a 10b5-1 Sales Plan (the “Plan”) with Goldman, Sachs & Co. (the “Broker”) in accordance with Rule 10b5-1 of the Securities Exchange Act of 1934, as amended, pursuant to which the Broker was authorized and directed to sell up to 500,000 shares of Common Stock between November 8, 2021 and July 27, 2022, subject to satisfaction of certain events, including among others, sale price and volume limitations. All transactions under the Plan are to be made in accordance with the terms and conditions of the Plan, and Ms. Gallup will not have any control, influence or authority over transactions made pursuant to the Plan.

Other than under the Plan, no Reporting Person has any specific plan or proposal to acquire additional shares or to dispose of the Common Stock, each Reporting Person at any time and from time to time may acquire additional shares of Common Stock, or dispose of any or all of its Common Stock, pursuant to securities laws, depending upon an ongoing evaluation of its investment, prevailing market conditions, other investment opportunities, and/or other investment considerations.

Except as disclosed in this Schedule 13D, none of the Reporting Persons currently has any other plans or proposals which relate to, or would result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Ms. Gallup is the Chief Administrative Officer and Chairman of the board of directors of the Issuer.

Item 5. Interest in Securities of the Issuer.

Item 5 is amended and restated in its entirety as follows:

The aggregate percentage of Common Stock reported owned by each person named herein is based on 26,191,723 shares of Common Stock outstanding on July 30, 2021 as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 5, 2021.

A.	The Estate

i.	As of close of business on September 27, 2021, the Estate beneficially owns 7,144,962 shares of Common Stock owned directly by the Estate.

Percentage: 27.3%

ii.	Powers

i.	Sole power to vote or direct vote: 0

ii.	Shared power to vote or direct vote: 7,144,962

iii.	Sole power to dispose or direct the disposition: 0

iv.	Shared power to dispose or direct the disposition: 7,144,962

iii.	Appended to this Schedule 13D is an itemization of transactions in the Common Stock of the Issuer by the Estate during the past sixty days.

B.	Patricia Gallup

i.

As of close of business on September 27, 2021, Patricia Gallup, as the sole executor of the Estate and by virtue of her spouse’s holdings, may be deemed to beneficially own (i) 7,144,962 shares of Common Stock owned directly by the Estate, (ii) 15,133 shares of Common Stock owned directly by her spouse, as to which Ms. Gallup disclaims beneficial ownership and (iii) 7,574,462 shares of Common Stock owned directly by Ms. Gallup.

Percentage: 56.3%

ii.	Powers

i.	Sole power to vote or direct vote: 7,574,462

ii.	Shared power to vote or direct vote: 7,160,095

iii.	Sole power to dispose or direct the disposition: 7,574,462

iv.	Shared power to dispose or direct the disposition: 7,160,095

iii.

Appended to this Schedule 13D is an itemization of transactions in the Common Stock of the Issuer by Ms. Gallup, the Estate and the Voting Trust during the past sixty days. Ms. Gallup’s spouse has not entered into any transactions in the Common Stock of the Issuer during the past sixty days.

C.	The Voting Trust

i.	As of close of business on September 27, 2021, the Voting Trust did not directly or beneficial own any shares of Common Stock.

Percentage: 0%

ii.	Powers

i.	Sole power to vote or direct vote: 0

ii.	Shared power to vote or direct vote: 0

iii.	Sole power to dispose or direct the disposition: 0

iv.	Shared power to dispose or direct the disposition: 0

iii.	Appended to this Schedule 13D is an itemization of transactions in the Common Stock of the Issuer by the Voting Trust during the past sixty days.

No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.

Item 6. Contracts, Arrangements, Understandings, or Relationships With Respect to Securities of the Issuer.

Item 6 is amended and restated in its entirety as follows:

In connection with the Issuer’s initial public offering in March 1998, Patricia Gallup and David Hall placed substantially all of the shares of Common Stock that they beneficially owned immediately prior to the public offering into the Voting Trust, with Ms. Gallup and Mr. Hall to serve as co-trustees. In the event of the death or incapacity of either co-trustee, the other trustee becomes the sole trustee of the Voting Trust with the right to vote all the shares held by the Voting Trust. Mr. Hall passed away on November 14, 2020. Upon Mr. Hall’s passing the shares of Common Stock directly and beneficially owned by him were transferred to the Estate and Ms. Gallup became the sole remaining trustee of the Voting Trust. As sole remaining trustee, Ms. Gallup had the authority to administer the Voting Trust and vote all of the shares held of record by the Voting Trust. On September 10, 2021, Ms. Gallup, as the sole remaining trustee of the Voting Trust, directed the Voting Trust be liquidated and the shares held of record by the Voting Trust be transferred to Ms. Gallup and the Estate as the holders of all of the outstanding Voting Trust Receipts, which was completed on September 21, 2021.

The description of the Plan included in Item 4 is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Item 7 is amended and restated as follows:

ep
Exhibit 1.**	Joint Filing Agreement, dated as of September 27, 2021, by and among the Reporting Parties.

Exhibit 2.

Form of 1998 PC Connection Voting Trust Agreement among PC Connection, Inc., Patricia Gallup individually and as a trustee, and David Hall individually and as trustee (Incorporated by reference from the exhibits filed with the Issuer’s registration statement (No. 333-41171) on Form S-1 filed under the Securities Act of 1933).

**Filed herewith

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

777

Date: September 27, 2021	By:	/s/ Patricia Gallup
Patricia Gallup

The Estate of David McLellan Hall

Date: September 27, 2021	By:	/s/ Patricia Gallup
Patricia Gallup, as Executor

1998 PC Connection Voting Trust

Date: September 27, 2021	By:	/s/ Patricia Gallup
Patricia Gallup, as Trustee

Transactions in the Common Stock During the Past Sixty Days

Name	Date	No. of Shares	Transaction	Price	Method
Patricia Gallup	09/01/2021	500	Conversion(1)	$0.00	Vesting
Patricia Gallup	09/09/2021	8,350	Gift(2)	$0.00	Private Transaction
Patricia Gallup	09/10/2021	7,119,095	Withdraw(3)	$0.00	Dissolution
The Estate of David McLellan Hall	09/10/2021	7,119,094	Withdraw(3)	$0.00	Dissolution
1998 PC Connection Voting Trust	09/10/2021	14,238,189	Withdraw(3)	$0.00	Dissolution

(1)	On September 1, 2021, 500 restricted stock units granted to Ms. Gallup vested and were converted into shares of the Issuer’s Common Stock.

(2)	On September 9, 2021, Patricia Gallup gifted 8,350 shares of the Issuer’s Common Stock in a private transaction to a charity.

(3)

In connection with the Issuer’s initial public offering in March 1998, Patricia Gallup and David Hall placed substantially all of the shares of Common Stock that they beneficially owned immediately prior to the public offering into the Voting Trust, with Ms. Gallup and Mr. Hall to serve as co-trustees. In the event of the death or incapacity of either co-trustee, the other trustee becomes the sole trustee of the Voting Trust with the right to vote all the shares held by the Voting Trust. Mr. Hall passed away on November 14, 2020. Upon Mr. Hall’s passing the shares of Common Stock directly and beneficially owned by him were transferred to the Estate and Ms. Gallup became the sole remaining trustee of the Voting Trust. As sole remaining trustee, Ms. Gallup had the authority to administer the Voting Trust and vote all of the shares held of record by the Voting Trust. On September 10, 2021, Ms. Gallup, as the sole remaining trustee of the Voting Trust, directed the Voting Trust be liquidated and the shares held of record by the Voting Trust be transferred to Ms. Gallup and the Estate as the holders of all of the outstanding Voting Trust Receipts, which was completed on September 21, 2021.

Exhibit 1

JOINT FILING AGREEMENT

Pursuant to and in accordance with the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations thereunder, each party agrees to the joint filing, on behalf of each of them, of any filing required by such party under Section 13 or Section 16 of the Exchange Act of any rule or regulation thereunder (including any amendment, restatement, supplement and/or exhibit thereto) with the Securities and Exchange Commission (and, if such security is registered on a national securities exchange, also with the exchange), and further agrees to the filing, furnishing and/or incorporation by reference of this agreement as an exhibit thereto. The agreement shall remain in full force and effect until revoked by either party hereto in a signed writing provided to each other party hereto, and then only with respect to such revoking party.

IN WITNESS WHEREOF, each party hereto, being duly authorized, has caused this agreement to be executed and effective as of the date written below.

Dated: September 27, 2021

Patricia Gallup

By:	/s/ Patricia Gallup

The Estate of David McLellan Hall

By:	/s/ Patricia Gallup
Patricia Gallup, as Executor

1998 PC Connection Voting Trust

By:	/s/ Patricia Gallup
Patricia Gallup, as Trustee